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FORM X-17A-5
PART III

SEC FILE NUMBER
8-48467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
APR 01 2021
Washington, DC

NAME OF BROKER-DEALER: ELE Wealth Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18700 W 10 Mile Road, Suite 100
(No. and Street)

Southfield (City) Michigan (State) 48075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tammie Moore Parran 248-728-4283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company LLP
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr # 1400 (Address) Dallas (City) Texas (State) 75251 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tammie Moore Parran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELE Wealth Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DESMOND JOHNSON
Notary Public, State of Texas
Comm. Expires 05-23-2024
Notary ID 130872654

Desmond Johnson
Notary Public

Tammie Parran
Signature

CFO/FinOp
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELE WEALTH ADVISORS, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ELE Wealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ELE Wealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ELE Wealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) ELE Wealth Advisors, Inc. stated that ELE Wealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ELE Wealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ELE Wealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, L.L.P.

Certified Public Accountants
March 31, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Assets		
Cash and cash equivalents	$	109,484
Accounts receivable		3,032
Other current assets		102
Prepaid expenses		3,621
Right of Use Asset		15,000
Total Assets	$	131,239

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable	$	5,866
Lease Liability		15,000
Other Liabilities		16,558
Total current liabilities		37,424
Shareholder's Equity		
Common stock, $0.001 par value, 60,000 shares authorized, zero shares issued and outstanding, 60,000 shares to be issued		60
Additional paid in capital		26,903
Retained earnings		66,852
Total shareholder's equity		93,815
Total liabilities and shareholder's equity	$	131,239

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Commissions and Fees Revenue	$ 297,337
Operating Expenses	
Commissions	162,064
General expenses	629
Accounting and audit fees	10,100
Professional liability insurance	7,686
Rent	12,000
Professional fees	2,882
Regulatory fees	24,745
Business license and permits	1,057
Bank service fees	460
Computer and internet expenses	1,099
Interest expense	8
Administrative services	7,200
Total operating expenses	229,930
Other Income	3,500
Net Income before federal tax expenses	70,907
Federal income tax expense	14,929
Net Income	55,978
Beginning Shareholder's Equity	22,837
Additional Capital Contributions	15,000
Ending Shareholder's Equity	$ 93,815

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 55,978
Changes in operating assets and liabilities:	
Accounts receivable	951
Accounts payable	(227)
Other current assets	3,507
Other current liabilities	16,558
Settlement Liability	(50,000)
Prepaid expense	9,494
Net Cash Provided by Operating Activities	36,260
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution	15,000
Net Cash Provided by Financing Activities	15,000
Increase in cash	51,260
Cash and cash equivalents at beginning of year	58,223
Cash and cash equivalents at end of year	$ 109,483
NON-CASH INVESTING AND FINANCING:	
Change in right-of-use asset and operating lease liability	$ 12,000

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
DECEMBER 31, 2020

Balance at December 31, 2019	$	22,837
Capital contributes by shareholder		15,000
Net Income		55,978
Balance at December 31, 2020	$	93,815

ELE WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 - NATURE OF OPERATIONS

ELE Wealth Advisors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Michigan corporation, with one shareholder formed in December 2012, and provides investment products to individuals and closely held businesses. The sole shareholder owns 100% of the Company. The Company is exempt from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurements

The Financial Accounting Standards Board (F ASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are

based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent Accounting Pronouncements

Effective January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application that have a lease term greater than 12 months at lease commencement. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of December 31, 2020 the Company is a lessee in an operating lease for office space subject to ASC 842, as disclosed in Note 4. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability in the amount of $39,000 on January 1, 2019. As of December 31, 2020, the Company's right-of-use asset and related lease liability totaled $15,000.

Revenue recognition and accounts receivable

The Company recognizes revenues from commissions generated from variable annuities and mutual funds sales on behalf of its clients. Revenues are recognized when earned. In the event of a commission chargeback, the Company reduces client commissions earned in the amount of the chargeback. Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2020 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Customer concentrations

For the year ended December 31, 2020, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenue
Customer 1	35%
Customer 2	18%
Customer 3	18%
Customer 4	16%

Account receivable concentrations

For the year ended December 31, 2020, the Company had the following concentrations with respect to its account receivables:

	Percentage of Receivables
Customer 5	48%
Customer 2	20%
Customer 6	12%
Customer 7	11%

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company does not have a deferred tax asset as of December 31, 2020.

The Company follows FASB ASC 740, Accounting for Uncertainty in Income Taxes ("ASC 740"). ASC 740 creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements. The Company does not have a tax position meeting the criteria specified in ASC 740. The Company remains subject to examination by U.S. federal and state jurisdictions for years subsequent to 2013, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

ELE WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position on December 31, 2020.

Net capital	$90,092
Excess of net capital over requirements	$85,092
Aggregate indebtedness to net capital	41.54%

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company renewed its lease agreement with ELE Properties, Inc, an entity commonly owned by the sole shareholder, on April 1, 2017. The Company will pay $1,000 per month for office space through March 31, 2022. The Company paid $12,000 in rent, notated on the accompanying statement of operations, to ELE Properties, Inc during 2020.

The Company entered into an agreement with ELE Advisory Services, Inc., an entity commonly owned by the sole shareholder, on August 25, 2015 to pay $600 per month for the use of personnel to provide administrative services to the Company, beginning April 2016. The Company paid $7,200 for administrative services in 2020, reflected on the statement of operations.

The Company entered into a separate agreement with ELE Advisory Services, Inc, an entity commonly owned by the sole shareholder, on December 31, 2020 to pay reimbursement of the following expenses for the entity's cost of: $3,621 in expenses related to errors and omissions coverage through The Hartford noted as professional liability insurance on the statement of operations; $965 paid to D'Amura & Zaidman, PLLC and K&L Gates LLP, for legal services, noted as professional fees consulting; and $537 paid to National Compliance Consultants for compliance consultation services reflected as professional fees consulting on the statement of operations and $70 paid to Quest CE for continuing education as noted as professional fees consulting expenses on the statement of operations.

The Company entered into a separate agreement with ELE Advisory Services, Inc, an entity commonly owned by the sole shareholder, on December 31, 2020 to receive reimbursement of the entity's cost of coverage for email archiving through Global Relay. The reimbursement was determined based on overall revenues divided by amount of business conducted by each entity to determine use of the expense item. In 2020, The Company was reimbursed $4,701 by ELE

Advisory Services, Inc. noted as computer and internet expenses on the statement of operations. Additionally, the company was reimbursed $102 by ELE Wealth Management, Inc noted as computer and internet expenses on the statement of operations.

NOTE 5 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2020.

NOTE 6 - SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted. ELE Wealth Advisors, Inc. is not a member of SIPC and is exempt from SIPC membership as it engages solely in the business of mutual funds and variable insurance and annuities.

NOTE 7 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2020.

NOTE 9- ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. On December 31, 2020 the Company had implemented such policies and procedures.

NOTE 10 - SUBSEQUENT EVENTS

There are no subsequent events to report.

NOTE 11- COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

ELE WEALTH ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2020

Net Capital	
Shareholder's equity	$ 93,815
Deduct shareholder's equity not allowed for net capital	-
Total shareholder's equity qualified for net capital	93,815
Additions/other credits:	-
Total shareholder's equity and allowable subordinated liabilities	93,815
Deductions/other charges:	
Accounts receivable	(117)
Prepaid assets	(3,621)
Total deductions/other charges	(3,738)
Tentative net capital	90,077
Haircut on trading securities	-
Net capital	$ 90,077
Aggregate indebtedness	
Accounts payable	5,866
Lease Liability	15,000
Settlement Liability	16,558
Total aggregate indebtedness	$ 37,424
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess of Net Capital Over Minimum Requirements	$ 85,077
Ratio: aggregate indebtedness to net capital	41.55%

ELE WEALTH ADVISORS, INC.

SCHEDULE II
RECONCILIATION OF NET CAPITAL FROM QUARTERLY FOCUS - RULE 17 A-5(D)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION TO ANNUAL AUDITED
FINANCIAL STATEMENTS
DECEMBER 31, 2020

Net capital as reported on 4th Quarter FOCUS	$ 93,775
Adjustments from 4th Quarter FOCUS to Annual Audit	
Audit adjustments:	
Increase in accounts receivable	67
Increase in accounts payable	(3,750)
	(3,683)
Revised Net Capital as reported in the Annual Audit	$ 90,077

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ELE Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ELE Wealth Advisors, Inc. (the "Company") as of December 31, 2020 and the related statements of operations and shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I and II (Schedules III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, L.L.P.

Certified Public Accountants
March 31, 2021

We have served as the Company's auditor since 2017.

ELE WEALTH ADVISORS, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2020

The Exemption Report

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

The following statements are made to the best knowledge and belief of Tammie Parran as FinOp for ELE Wealth Advisors, Inc.

I, Tammie Parran, as the FinOp for ELE Wealth Advisors, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R section 240.15c303(k)(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2020 without exception.

Tammie Parran
Tammie Parran, CFO

31 Mar 21
Date